

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Gregory Simon
Chief Executive Officer
Intelligent Medicine Acquisition Corp.
9001 Burdette Rd.
Bethesda, MD 20817

> **Re: Intelligent Medicine Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 4, 2023**
> **File No. 001-41024**

Dear Gregory Simon:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　R. William Burns, Esq.